                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                   ---------------

                                     SCHEDULE 13D
                                    (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                  AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (AMENDMENT NO. ___)(1)

                               KAYNAR TECHNOLOGIES INC.
                               ------------------------
                                   (Name of Issuer)

                                     COMMON STOCK
                                     ------------
                            (Title of Class of Securities)

                                     486605 10 8
                                     -----------
                                    (CUSIP Number)

                              EDWARD D. EDDY, III, ESQ.
                                   SIDLEY & AUSTIN
                                555 WEST FIFTH STREET
                          LOS ANGELES, CALIFORNIA 90013-1010
                                    (213) 896-6000
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    JUNE 26, 1998
                                    -------------
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          NOTE:     Schedules filed in paper format shall include a signed
     original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                            (Continued on following pages)

                                 (Page 1 of 11 Pages)


-----------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

------------------------------------         -----------------------------------
 CUSIP NO. 486605 10 8                 13D    Page 2 of 11 Pages
------------------------------------         -----------------------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
              CFE, INC.
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         06-1471032
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) / / (b) /X/

--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              WC
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
--------------------------------------------------------------------------------

              NUMBER                7   SOLE VOTING POWER
                OF                           5,206,000
              SHARES             -----------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
             OWNED BY
            REPORTING            -----------------------------------------------
              PERSON                9   SOLE DISPOSITIVE POWER
               WITH                          5,206,000
                                 -----------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              5,206,000
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                   / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              58.4%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              CO
--------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------         -----------------------------------
 CUSIP NO. 486605 10 8                 13D    Page 3 of 11 Pages
------------------------------------         -----------------------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
              GENERAL ELECTRIC CAPITAL CORPORATION
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              13-1500700
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) / / (b) /X/
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              NOT APPLICABLE.
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              NEW YORK
--------------------------------------------------------------------------------

              NUMBER                7   SOLE VOTING POWER
                OF                           DISCLAIMED (SEE 11 BELOW)
              SHARES             -----------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
             OWNED BY
            REPORTING            -----------------------------------------------
              PERSON                9   SOLE DISPOSITIVE POWER
               WITH                          DISCLAIMED (SEE 11 BELOW)
                                 -----------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              BENEFICIAL OWNERSHIP OF ALL SHARES IS DISCLAIMED BY GENERAL ELECTRIC CAPITAL CORPORATION
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                   / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              NOT APPLICABLE (SEE 11 ABOVE)
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              CO
--------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------         -----------------------------------
 CUSIP NO. 486605 10 8                 13D    Page 4 of 11 Pages
------------------------------------         -----------------------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
              GENERAL ELECTRIC CAPITAL SERVICES, INC.
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              06-11095031
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) / / (b) /X/
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              NOT APPLICABLE.
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
--------------------------------------------------------------------------------

              NUMBER                7   SOLE VOTING POWER
                OF                           DISCLAIMED (SEE 11 BELOW)
              SHARES             -----------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
             OWNED BY
            REPORTING            -----------------------------------------------
              PERSON                9   SOLE DISPOSITIVE POWER
               WITH                          DISCLAIMED (SEE 11 BELOW)
                                 -----------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              BENEFICIAL OWNERSHIP OF ALL SHARES IS DISCLAIMED BY GENERAL ELECTRIC CAPITAL SERVICES, INC.
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                   / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              NOT APPLICABLE (SEE 11 ABOVE)
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              CO
--------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------         -----------------------------------
 CUSIP NO. 486605 10 8                 13D    Page 5 of 11 Pages
------------------------------------         -----------------------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
              GENERAL ELECTRIC COMPANY
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              14-0089340
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) / / (b) /X/
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              NOT APPLICABLE.
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              NEW YORK
--------------------------------------------------------------------------------

              NUMBER                7   SOLE VOTING POWER
                OF                           DISCLAIMED (SEE 11 BELOW)
              SHARES             -----------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
             OWNED BY
            REPORTING            -----------------------------------------------
              PERSON                9   SOLE DISPOSITIVE POWER
               WITH                          DISCLAIMED (SEE 11 BELOW)
                                 -----------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              BENEFICIAL OWNERSHIP OF ALL SHARES IS DISCLAIMED BY GENERAL ELECTRIC COMPANY.
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                   / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              NOT APPLICABLE (SEE 11 ABOVE)
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              CO
--------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER

          This Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), and Series C Convertible Preferred Stock, par value $.01 (the "Series C Preferred," and collectively with the Common Stock, the "Securities"), of Kaynar Technologies Inc., a Delaware corporation ("Kaynar"). Kaynar has its principal executive offices at 500 N. State College Boulevard, Suite 1000, Orange, California 92868-1638.

ITEM 2.   IDENTITY AND BACKGROUND

     (a)  This Schedule is being filed by the following persons:

          (i)    CFE, Inc., a Delaware corporation ("CFE");

          (ii) General Electric Capital Corporation, a New York corporation ("GECC");

          (iii) General Electric Capital Services, Inc., a Delaware corporation ("GECS"); and

          (iv)   General Electric Company, a New York corporation ("GE").

          The filing of this Schedule shall not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule except for the securities stated herein to be beneficially owned by such Reporting Person.

     (b),(c) CFE is a wholly-owned subsidiary of GECC which is a wholly-owned subsidiary of GECS which, in turn, is a wholly-owned subsidiary of GE.

          CFE and GECC maintain their principal executive offices at 201 High Ridge Road, Stamford, Connecticut 06927. GECS has its principal executive office at 260 Long Ridge Road, Stamford, Connecticut 06927. GE's principal executive office is located at 3135 Easton Turnpike, Fairfield, Connecticut 06431.

          For information with respect to the identity and background of each executive officer and director of CFE, GECC, GECS and GE see the attached Schedules I, II, III and IV, respectively.

          The information required herein with respect to the respective executive officers and directors of the Reporting Persons is to the best knowledge of the Reporting Persons. If subsequent to the date of this filing additional information is received with respect to such individuals which would cause a material change in the information contained herein, an amendment to this Statement will be filed that will set forth such change in information.


                                  Page 6 of 11 Pages

     (d) HER MAJESTY'S INSPECTORATE OF POLLUTION V. IGE MEDICAL SYSTEMS LIMITED (St. Albans Magistrates Court, St. Albans, Hertsfordshire, England, Case No. 04/00320181)

          In April, 1994, GEMS' U.K. subsidiary, IGE Medical Systems Limited (IGEMS) discovered the loss of a radioactive barium source at the Radlett, England facility. The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by the U.K. Radioactive Substances Act. An ensuing investigation, conducted in cooperation with government authorities, failed to locate the source. On July 21, 1994, Her Majesty's Inspectorate of Pollution (HMIP) charged IGEMS with violating the Radioactive Substances Act by failing to comply with a condition of registration. The Act provides that a registrant like IGEMS, which "does not comply with a limitation or condition subject to which
(it) is so registered ... shall be guilty of (a criminal) offense." Condition 7 of IGEMS' registration states that it "shall so far as is reasonably practicable prevent ... loss of any registered source."

          At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay a fine of L5,000 and assessed costs of L5,754. The prosecutors presentation focused primarily on the 1991 change in internal IGEMS procedures and, in particular, the source logging procedure. The prosecutor complimented IGEMS' investigation and efforts to locate the source and advised the court that IGEMS had no previous violations of the Radioactive Substances Act. He also told the court that the Radlett plant had been highlighted as an exemplary facility to HMIP inspectors as part of their training. In mitigation, IGEMS emphasized the significant infrastructure and expense undertaken by IGEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source.

          Except for the foregoing, none of the Reporting Persons has and, to the best knowledge of the Reporting Persons, none of their respective directors and executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons was and, to the best knowledge of the Reporting Persons, none of their respective directors and executive officers was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) To the knowledge of the Reporting Persons, all of their respective executive officers and directors are U.S. citizens, except that (i) Paolo Fresco, Vice Chairman of the Board and an executive officer of GE and a director of GECC and GECS, is an Italian citizen, (ii) Claudio X. Gonzales, a director of GE, is a Mexican citizen, (iii) Kaz Ahlmann, an executive officer and director of GECS, is a Danish citizen, (iv) G.S. Malm, an executive officer of GE, is a Swedish citizen and (v) Nigel Andrews, an executive officer of GECS and GECC and a director of GECS and GECC, is a citizen of the United Kingdom.

                                  Page 7 of 11 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On June 26, 1998, GECC transferred 5,206,000 shares of Series C Preferred to CFE, its wholly-owned subsidiary. Subsequent to the transfer, CFE exercised conversion rights with respect to a portion of the Series C Preferred by exchanging 1,000,000 shares of Series C Preferred for 1,000,000 shares of Common Stock.

ITEM 4.   PURPOSE OF TRANSACTION

          CFE acquired the Securities as an investment and holds them in the ordinary course of business and not with the purpose or effect of changing the control of Kaynar.

          CFE intends to review its investment in Kaynar on a regular basis and as a result thereof may, at any time or from time to time, convert all or a portion of the Series C Preferred into Common Stock or dispose of all or a portion of the Series C Preferred and/or Common Stock owned by it. Any such acquisition or disposition would be made in compliance with all applicable laws and regulations. CFE has no current intention of disposing of any of the Securities.

          The Certificate of Designation for the Series C Preferred (the "Certificate of Designation") provides that, so long as the Series C Preferred represents 25% or more of the fully diluted shares of Kaynar, the affirmative vote of the holders thereof (CFE being the sole holder of Series C Preferred) shall be required (i) to amend, alter, repeal or otherwise modify any provisions of the Certificate of Incorporation or the bylaws which adversely affects Holders, (ii) to voluntarily or involuntarily dissolve, liquidate or wind-up Kaynar, (iii) to merge, consolidate or otherwise reorganize Kaynar with or into another corporation, (iv) to sell, lease or otherwise convey all or substantially all of the assets of Kaynar, (v) to create any other class or series of preferred stock, (vi) to issue additional authorized shares of any class of capital stock, and (vii) for any transaction, or related series of transactions, resulting in the redemption or repurchase of securities (other than Series C Preferred) that aggregate 10% or more of the fully diluted shares.

          In addition, pursuant to a Stockholders Agreement, dated as of May 6, 1997, among Kaynar and its then-existing stockholders (the "Stockholders Agreement"), as long as the outstanding Series C Preferred represents 40% or more of the fully diluted shares, the holders thereof (CFE being the sole holder of Series C Preferred) shall have the right to designate two individuals that Kaynar will nominate for election to the Board of Directors each year. As long as the Series C Preferred represents 25% or more (but less than 40%) of the fully diluted shares, the Holders shall have the right to designate one individual that Kaynar will nominate for election to the Board of Directors each year.

          Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4.


                                  Page 8 of 11 Pages

ITEM 5.   INTEREST IN SECURITIES OF ISSUER

     (a) As of the date hereof, the aggregate number and percentage of Common Stock beneficially owned by CFE (including Common Stock issuable upon conversion of the Series C Preferred) are 5,206,000 and approximately 58.4%, respectively.

          Except as disclosed in this Item 5(a), none of the Reporting Persons nor, to the best of their knowledge, any of their executive officers or directors, beneficially owns any securities of Kaynar or presently has a right to acquire any securities of Kaynar.

          This Schedule is being filed while the Reporting Persons are in the process of verifying certain of the information required herein from the respective executive officers and directors. If the Reporting Persons obtain information which would cause a material change in the information contained herein, an amendment to this Schedule will be filed that will set forth such change in information.

     (b) CFE has the sole power to vote or direct the voting of Common Stock (including Common Stock issuable upon conversion of the Series C Preferred).

          Except as described in Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their executive officers or directors presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Securities which they may be deemed to beneficially own.

     (c) Except for the transactions described in Item 3 above, none of the Reporting Persons have effected any transaction in the Securities in the past 60 days.

     (d) No persons other than CFE is known to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

     (e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

          Pursuant to the Certificate of Designation, CFE shall have the right, at any time, to convert Series C Preferred on a one-to-one basis, subject to adjustment under certain circumstances as set forth in the Certificate of Designation, into fully paid and nonassessable shares of Common Stock. The Stockholders Agreement also provides that CFE shall have the right to request on two separate occasions that Kaynar file a registration statement under and in accordance with the provisions of the Securities Act of 1933, as amended, covering shares of Common Stock issued to CFE upon conversion of the Series C Preferred ("Demand Registration


                                  Page 9 of 11 Pages

Rights"). CFE shall also be entitled to three additional Demand Registration Rights if Kaynar becomes eligible to file a Registration Statement on Form S-3. If, under certain circumstances, Kaynar files a registration statement covering shares of Common Stock, CFE will be entitled to notice of such registration and, on two separate occasions, may include in the offering shares of Common Stock issued to it upon conversion of Series C Preferred ("Piggyback Registration Rights"). CFE shall receive additional Piggyback Registration Rights to the extent that such rights are granted to any other Kaynar stockholder.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1: Stockholders Agreement by and among Kaynar, GECC, and certain then-existing stockholders of Kaynar dated as of May 6, 1997.

     Exhibit 2:     Form of Certificate of Designation of Kaynar.

     Exhibit 3. Joint Filing Agreement by and among GE, GECS, GECC and CFE dated the date hereof.

     Schedule I.    Directors and Executive Officers of CFE

     Schedule II.   Directors and Executive Officers of GECC

     Schedule III.  Directors and Executive Officers of GECS

     Schedule IV.   Directors and Executive Officers of GE




                                 Page 10 of 11 Pages

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 26, 1998.

          CFE, INC.
           a Delaware corporation


          By:  /s/  Michael A. Gaudino
               --------------------------------
               Michael A. Gaudino
               President

          GENERAL ELECTRIC CAPITAL CORPORATION
           a New York corporation


          By:  /s/  Michael A. Gaudino
               --------------------------------
               Michael A. Gaudino
               Vice President

          GENERAL ELECTRIC CAPITAL SERVICES, INC.
           a Delaware corporation


          By:  /s/  Nancy E. Barton
               --------------------------------
               Nancy E. Barton
               Senior Vice President

          GENERAL ELECTRIC COMPANY
           a New York corporation


          By:  /s/  Michael A. Gaudino
               --------------------------------
               Michael A. Gaudino
               Executive Officer




                                 Page 11 of 11 Pages